UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CARDINAL HEALTH, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Shares, without Par Value, with an Exercise Price Greater than $56.45 per Share

(Title of Class of Securities)

14149Y108

(CUSIP Number of Class of Securities (Underlying Common Shares))

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

(614) 757-5000

Attention: Stephen T. Falk

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$13,413,907	$748.50

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the Issuer’s common shares that may be eligible for exchange in the offer will be tendered for new options or new restricted share units and cancelled pursuant to this offer. These options have a value of $13,413,907 calculated using the Black-Scholes method based on a price per share of common shares of $30.37, the average of the high and low prices of the Issuer’s common shares as reported on New York Stock Exchange on June 15, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $748.50 Filing Party: Cardinal Health, Inc.	Form or Registration No.: 005-34668 Date Filed: June 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2009, as amended on June 24, 2009, June 26, 2009 and July 13, 2009, relating to an offer by Cardinal Health, Inc. (the “Company”) to exchange certain outstanding options to purchase shares of the Company’s common shares for new options, and, in the case of employees working in France, new restricted share units.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 10. Financial Statements

(a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section III.18 (“Additional Information”) and Section III.19 (“Financial Information”) is incorporated herein by reference.

The information set forth in the Offer to Exchange under Section III.18 (“Additional Information”) in the fifth bullet point in the list in the second paragraph thereof is hereby amended, supplemented and restated to add the following information:

“•	our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on July 8, 2008, August 11, 2008, September 9, 2008, September 29, 2008, October 6, 2008, November 18, 2008, February 17, 2009, March 12, 2009, March 31, 2009, April 21, 2009, June 9, 2009, June 18, 2009, July 6, 2009, July 7, 2009, July 10, 2009 and July 16, 2009; and”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete, and correct.

CARDINAL HEALTH, INC.

By:	/s/ Craig S. Morford

Name:	Craig S. Morford
Title:	Chief Legal and Compliance Officer

Date: July 16, 2009